FOR IMMEDIATE RELEASE:

SUNBEAM'S FIRST QUARTER SALES UP 13%, EARNINGS PER SHARE UP
200% FROM ONGOING OPERATIONS

         Delray Beach, FL - April 23, 1997 - Sunbeam Corporation (NYSE: SOC) announced today its first quarter 1997 results. Sales for the quarter were $253.5 million and increased 13% over the prior year period on a comparable basis (excluding discontinued businesses and divested product lines), while Earnings Per Share from continuing operations of $.24 were triple the $.08 earned during the same period last year.
         "The impressive growth in both revenue and earnings is proof that the revitalization of Sunbeam is working. In fact, the sales growth in the first quarter is the highest level achieved without acquisitions since Sunbeam became public in 1992." said Albert J. Dunlap, Sunbeam's Chairman and Chief Executive Officer.
         On a reported basis, sales were up 10%, which includes certain divested businesses not classified as discontinued operations - time & temperature products, decorative bedding and Counselor and Borg branded scales.
         For the quarter, domestic sales from ongoing operations increased 12.5%, with growth achieved in every product category - Appliances, Outdoor Cooking, Health at Home, Personal Care & Comfort and Away From Home. International revenues increased 14.7% for the quarter, led by an increase of almost 400% in the Far East, a 90% increase in Canada and a 30% increase in Latin America (excluding Venezuela) and Mexico.
         Mr. Dunlap stated, "I am excited by the positive developments in all our product categories and many regions of the world. I expect the tremendous number of growth initiatives instituted to drive further benefits throughout 1997." Dunlap added, "In just the last 6 months, we have implemented a major new advertising program which increased our brand relevance by 25% in the fourth quarter of 1996 and by another 9 percentage points in the first quarter of 1997. What's more, we have just launched our new Grillmaster(R) barbecue grill advertising campaign, and we expect to introduce our redesigned packaging in the second quarter. We signed 15 new distribution and licensing agreements giving the Company access to fast-growing markets such as Asia and Latin America and introduced 42 new international 220 volt products, a key component in the globalization of Sunbeam. We entered new channels of distribution including opening 10 factory outlet stores, and we shortened our new product development cycle to six months to introduce 30 new products a year."
         Mr. Dunlap continued, "The substantially higher earnings in the quarter from ongoing operations were due to the increased sales coupled with the successful implementation of our restructuring efforts. We have cut our employment in half, reduced the number of factories from 26 to 8 and decreased the number of warehouses utilized from 61 to 18. During the quarter, we closed on the sale of our furniture business and our time & temperature product line, and we signed a contract to sell our Biddeford textile facility."
         In the first quarter, the Company recorded a one-time loss of $.16 per share on discontinued operations in conjunction with the disposal of its furniture business. Mr. Dunlap commented, "We are delighted the first quarter brought to a conclusion the sale of our furniture business. The furniture business did not fit into our strategic plans and, in fact, it inhibited the Company's ability to implement its strategy. With all divestitures essentially complete, our management team is now completely focused on growing our core business and increasing shareholder value."

         Gross margins for the quarter of 27% were 6 percentage points above the first quarter of 1996, while operating margins of 14% were double last year's level. Mr. Dunlap commented, "The margins attained in the quarter are the highest achieved by Sunbeam in two years. I believe we are well on our way to achieving our goal of 20% operating margins."
         Mr. Dunlap concluded, "The results for our ongoing operations are the beginning of the new Sunbeam. The turnaround is going strong. We are focused on building the business and I believe the best is yet to come."
         CAUTIONARY STATEMENT -- Statements contained in this press release, including statements relating to the Company's expectations regarding anticipated performance in the future, are "forward looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Company's statements in this release regarding its expectations, goals or projected results, due to various factors, including those set forth in the Company's Cautionary Statements contained in its Form 10-K, filed with the Securities and Exchange Commission on March 31, 1997.
         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


                                ****************
Contact:          Media:                              Investors:

                  Helen Sanders                       John DeSimone
                  (202)783-4600                       (561)243-2100

                      SUNBEAM CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       (dollars in millions, except EPS)



                                                                              THREE MONTHS ENDED
                                                                        -------------------------------
                                                                         MARCH 30,            MARCH 31,
                                                                             1997                1996
                                                                          -------             -------

Net sales                                                                 $   253.5           $   229.7

Cost of goods sold                                                            185.7               181.6
                                                                          ---------           ---------

     Gross profit                                                              67.8                48.1
     % of sales                                                                26.7%               20.9%

Selling, general & administrative expense                                      33.0                32.6
                                                                          ---------           ---------

     Operating earnings                                                        34.8                15.5
     % of sales                                                                13.7%                6.7%

Inerest expense                                                                 2.0                 3.0
Other (income) expense, net                                                     0.1                 1.3
                                                                          ---------           ---------
     Earnings from continuing operations before
       income taxes                                                            32.7                11.2

Income taxes                                                                   12.1                 4.5
                                                                          ---------           ---------

     EARNINGS FROM CONTINUING OPERATIONS                                       20.6                 6.7
                                                                          =========           =========

Earnings (loss) from discontinued operations, net of tax                      (13.7)               10.7

  Net earnings, including discontinued operations                         $     6.9           $    17.4

EARNINGS PER SHARE, FROM CONTINUING OPERATIONS                            $    0.24           $    0.08
                                                                          =========           =========

Earnings per share, including discountinued operatins                     $    0.08           $    0.21

Average number of common shares outstanding                                    87.0                82.5




                      SUNBEAM CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (dollars in millions)


                                                                         MARCH 30,            DECEMBER 29,
                                                                             1997                 1996
                                                                        ---------             ------------

ASSETS
     Current assets:
          Cash and cash equivalents                                      $   30.4             $  11.5
          Receivables, net                                                  296.7               213.4
          Inventories                                                       148.0               162.3
          Net assets of discontinued operations and other assets
            held for sale                                                    20.7               102.8
          Deferred income taxes                                              75.1                93.7
          Prepaid expenses and other current assets                          38.7                40.4
                                                                        ---------            --------
               Total current assets                                         609.6               624.1

Property, plant and equipment, net                                          217.5               220.1
Trademarks and trade names, net                                             199.0               200.3
Other assets                                                                 27.0                28.2
                                                                        ---------            --------

                                                                         $1,053.1            $1,072.7
                                                                        =========            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities:
          Short-term debt and current oirtion of long-term, debt         $    0.8            $    0.9
          Accounts payable                                                  100.7               107.3
          Restructuring accrual                                              45.3                63.8
          Other current liabilities                                         113.3                99.5
                                                                        ---------            --------
               Totzl current liabilities                                    260.1               271.5

     Long-term debt                                                         175.3               201.1
     Deferred income taxes                                                   53.5                52.3
     Non-operating and other long-term liabilities                          151.1               152.5

     Shareholders' equity                                                   413.1               395.3
                                                                        ---------            --------
                                                                         $1,053.1            $1,072.7
                                                                        =========            ========



                      SUNBEAM CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (dollars in millions)



                                                                              THREE MONTHS ENDED
                                                                        -------------------------------
                                                                         MARCH 30,            MARCH 31,
                                                                             1997                1996
                                                                          -------             -------

OPERATING ACTIVITIES
     Net earnings, including discontinued operations                      $  6.9               $ 17.4
     Depreciation and amortization                                          10.6                 11.3
     Deferred income taxes                                                  13.1                  2.1
     Loss on sale of discontinued operations                                13.7                   -
     Decrease from changes in working capital and other                    (67.0)               (63.7)
                                                                         -------              -------
                                                                           (22.7)               (32.9)

INVESTING ACTIVITIES
     Capital expenditures                                                  (10.8)               (20.3)
     Proceeds from sale of divested operations                              70.4                   -
                                                                         -------              -------
                                                                            59.6                (20.3)

FINANCING ACTIVITIES
     Net borrowings (payments) under revolving credit facility             (20.0)                40.0
     Issuance of long-term debt                                               -                   6.5
     Payment of debt obligations                                            (6.3)                (0.6)
     Proceeds from exercise of stock options                                 8.9                   -
     Other                                                                  (0.6)                (0.8)
                                                                         -------              -------
                                                                           (18.0)                45.1
                                                                         -------              -------

Net increase (decrease) in case and cash equivalents                        18.9                 (8.1)

Cash and cash equivalents, beginning of period                              11.5                 28.3
                                                                         -------              -------

Cazh and cash equivalents, end of period                                  $ 30.4               $ 20.2
                                                                         =======              =======
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